July 26, 2024	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1-415-773-5700 orrick.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Kate Beukenkamp

Mara Ransom

Re:	Getaround, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 19, 2024

File No. 333-269571

Ladies and Gentlemen:

On behalf of Getaround, Inc. (“Getaround” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 25, 2024 (the “Comment Letter”), with respect to the Company’s above-referenced Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-269571) (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed July 19, 2024

Cover page

1.

We note your response to prior comment 2 and reissue in part. Please disclose the aggregate profit, as a dollar amount, the Selling Securityholders will earn based on your current trading price. We note the revisions to the Prospectus Summary and Risk Factors sections, including the table provided.

Securities and Exchange Commission Division of Corporation Finance July 26, 2024 Page 2

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 7-10 and 57-59 of the Amended Registration Statement.

If you have any questions regarding this letter, please do not hesitate to contact me at (415) 773-5720 with any questions or further comments.

Very truly yours,

By:	/s/ William L. Hughes, Esq.
William L. Hughes, Esq.

cc:	Eduardo Iniguez, Getaround, Inc.

Spencer Jackson, Esq., Getaround, Inc.